Donald J. Kunz
(313) 465-7454
Honigman Miller Schwartz and Cohn LLP	Fax: (313) 465-7455
Attorneys and Counselors	dkunz@honigman.com
VIA FEDEX AND EDGAR
April 27, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Karen J. Garnett, Assistant Director

Re: Ramco-Gershenson Properties Trust Preliminary Proxy Statement on Schedule 14A File No. 001-10093 Filed April 16, 2010
Dear Ms. Garnett:
     We refer to your letter dated April 23, 2010, in which you provided comment on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Ramco-Gershenson Properties Trust (the “Trust”) with respect to the Trust’s Preliminary Proxy Statement on Schedule 14A (File No. 001-10093). As counsel to the Trust, we are transmitting this letter in response to the staff’s comment as indicated below. For convenience of reference, the staff comment contained in your April 23, 2010 comment letter is reprinted below in italics and is followed by the corresponding response of the Trust.
     Pursuant to Rule 14a-6(a) and (h) of Regulation 14A and Rule 309 and 310 of Regulation S-T, enclosed are the marked revised preliminary proxy statement and preliminary proxy card of the Trust (collectively, the “Amended Proxy Statement”) in connection with the upcoming annual meeting of the Trust to be held on June 8, 2010.
We note that Proposal 3 is seeking shareholder approval to amend the declaration of trust to declassify the board of trustees and to amend the bylaws to increase the percentage of votes necessary for shareholders to require the trust to call a special shareholder meeting. Please revise your proxy statement to unbundle these items into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.
We hereby confirm to you that the Amended Proxy Statement has been revised to unbundle the proposal seeking shareholder approval to amend the declaration of trust to declassify the board of trustees and to amend the bylaws to increase the percentage of votes necessary for shareholders to require the Trust to call a special shareholder meeting into two separate proposals.
2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506
Detroit • Lansing • Oakland County • Ann Arbor • Kalamazoo

April 27, 2010

Acknowledgement
The Trust has authorized us to include its acknowledgement that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 313-465-7454 if you would like to discuss the foregoing response.

Very truly yours, Honigman Miller Schwartz and Cohn LLP
/s/ Donald J. Kunz
Donald J. Kunz, Esq.

c:	Dennis Gershenson, Ramco-Gershenson Properties Trust Mr. Michael S. Ben, Esq. of Honigman Miller Schwartz and Cohn LLP
2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506
Detroit • Lansing • Oakland County • Ann Arbor • Kalamazoo

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